

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 2, 2011

**via U.S. mail and facsimile**

Clifford D. Nastas, Chief Executive Officer
Material Sciences Corporation
2200 East Pratt Boulevard
Elk Grove Village, Illinois 60007

      **RE:    Material Sciences Corporation**
               **Form 10-K for the Fiscal Year Ended February 28, 2010**
               **Filed May 14, 2010**
               **File No. 1-08803**

Dear Mr. Nastas:

We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief